Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

MICROSITE FAQ

How will the proposed transaction work?

•             On December 11, 2015, DuPont and Dow announced that their boards of directors unanimously approved a definitive agreement under which the companies will combine in an all-stock merger of equals with a combined market capitalization of approximately $130 billion at announcement.

•             Additionally, the combined company intends to subsequently pursue a separation into three independent, publicly traded companies through tax-free spin-offs — which will include a leading global pure-play Agriculture company; a leading pure-play Material Science company; and a leading technology and innovation-driven Specialty Products company.

What are the advantages of this transaction?

•             Strong Industrial Logic: Highly complementary companies create strong, focused businesses with enhanced scale, unique growth strategies and differentiated technologies.

•             Financially Compelling: Merger of equals unlocks significant market value through total cost synergies of approximately $3 billion.

•             Tax-free structure maximizes value.

•             Creates three powerhouse companies.

•             Customers Win: Superior solutions, complementary offerings and expanded choices.

•             Attractive Investment Profile: Creates distinct financial profiles and clear investment thesis for each business.

What are the terms of the merger? What will respective Dow and DuPont shareholders receive for their common stock as a result of the transaction?

•             Under the terms of the transaction, Dow shareholders will receive a fixed exchange ratio of 1.00 share of DowDuPont for each Dow share, and DuPont shareholders will receive a fixed exchange ratio of 1.282 shares in DowDuPont for each DuPont share.

•             Dow and DuPont shareholders will each own approximately 50 percent of the combined company, on a fully diluted basis, excluding preferred shares.

Who will lead the combined company?

•             Upon completion of the transaction, Andrew N. Liveris, President, Chairman and CEO of Dow, will become Executive Chairman of the newly formed DowDuPont Board of Directors and Edward D. Breen, Chair and CEO of DuPont, will become CEO of DowDuPont.

Who will comprise the combined company’s board of directors?

•             DowDuPont’s board is expected to have 16 directors, consisting of eight current DuPont directors and eight current Dow directors.

Who will lead the Advisory Committees and what role will the Committees have?

•             Breen will lead the Agriculture and Specialty Products Committees and Liveris will lead the Material Science Committee.

•             These Committees will oversee the respective businesses, and will work with Liveris and Breen to pursue a separation of the businesses into independent, standalone entities.

What will the combined company be called? Where will it be headquartered?

•             The combined company will be named DowDuPont.

•             Following the closing of the transaction, DowDuPont will maintain dual headquarters in Wilmington, Delaware and Midland, Michigan.

If a separation is pursued, which businesses will comprise the independent companies?

What are the benefits for customers?

•             This transaction is a win for customers. If implemented, the intended separation will result in three independent companies — each with clear focus, scale advantages, and an enhanced ability to deliver superior solutions and choices to customers.

•             The two companies will operate as independent entities until the transaction closes, which is expected to be in the second half of 2016. Everything will remain business as usual for customers and both companies will continue to deliver the high quality solutions and services our customers expect from us.

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When is the transaction expected to close? When is the intended separation expected to take place?

•             The merger transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals, and approval by both Dow and DuPont shareholders.

•             The subsequent separation of DowDuPont, which the companies intend to pursue, would be expected to occur 18-24 months following the closing of the merger.

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Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other

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forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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